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CUSIP No. 439038 10 0                                           Page 1 of 5






                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          Hooker Furniture Corporation
        -----------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)


                                   439038 10 0
        -----------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[ X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 439038 10 0                                               Page 2 of 5





1. Names of Reporting Persons. I.R.S. ID Nos. of Above Persons

         Paul B. Toms, Jr.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
         [  ] a
         [  ] b

3. SEC Use Only

4. Citizenship or Place of Organization

         Virginia, United States of America

                                    5.      Sole Voting Power

Number of Shares                            42,470
Beneficially Owned                          --------------------
By Each Reporting                   6.      Shared Voting Power
Person With
                                            417,648
                                            --------------------
                                    7.      Sole Dispositive Power

                                            38,759
                                            --------------------
                                    8.      Shared Dispositive Power

                                            417,648
                                            ---------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         460,118
         -----------------------

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         [  ]

11.      Percent of Class Represented by Amount in Row (9)

         6.3%
         ----------------------

12. Type of Reporting Person

         IN

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CUSIP No. 439038 10 0                                                Page 3 of 5





Item 1.

(a)      Name of Issuer

         Hooker Furniture Corporation

(b)      Address of Issuer's Principal Executive Offices

         440 East Commonwealth Boulevard
         Martinsville, VA 24115

Item 2.

(a)      Name of Person Filing

         Paul B. Toms, Jr.

(b)      Address of Principal Business Office or, if none, Residence

         440 East Commonwealth Blvd.
         Martinsville, VA 24115

(c)      Citizenship

         United States of America

(d)      Title of Class of Securities

         Common Stock, no par value per share

(e)      CUSIP Number

         439038 10 0

Item 3. If this Statement is filed pursuant to Section 240.13d-1(b) or Section 240.13d-2(b) or (c), check whether the person filing is a:

(a)      [   ]    Broker or dealer registered under Section 15 of the Act.

(b)      [   ]    Bank as defined in Section 3(a)(6) of the Act.

(c)      [   ]    Insurance company as defined in Section 3(a)(19) of the Act.

(d)      [   ]    Investment company registered under Section 8 of the
                  Investment Company Act of 1940.

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CUSIP No. 439038 10 0                                                Page 4 of 5





(e)      [   ]    An investment advisor in accordance with section
                  240.13(d)-1(b)(1)(ii)(E);

(f)      [   ]    An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g)      [   ]    A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

(h)      [   ]    A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)      [   ]    A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940;

(j)      [   ]    Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:         460,118
                                            --------
(b)      Percent of class:                  6.3%
                                            --------
(c)      Number of shares as to which the person has:

         (i)   sole power to vote or to direct the vote                42,470
                                                                       ---------
         (ii)  shared power to vote or to direct the vote              417,648
                                                                       ---------
         (iii) sole power to dispose or to direct the disposition of   38,759
                                                                       ---------
         (iv) shared power to dispose or to direct the disposition of  417,648
                                                                       ---------

On May 23, 2001, the Reporting Person's mother, Mabel H. Toms, passed away. Prior to Ms. Toms' passing, the Reporting Person held a power of attorney that enabled the Reporting Person to exercise shared voting and dispositive power with regards to 504,417 shares that were held in various family trusts (the "Family Trust Shares"). J. Clyde Hooker, the Reporting Person's uncle and Ms. Toms' brother, also had shared voting and dispositive power with respect to 491,022 of the Family Trust Shares pursuant to the terms of the trusts. Because of Ms. Toms' passing, the Reporting Person no longer has voting and dispositive power with regards to the Family Trust Shares and J. Clyde Hooker, Jr. now has sole voting and dispositive power with regards to 491,022 of the Family Trust Shares.

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CUSIP No. 439038 10 0                                              Page 5 of 5







Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Member of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         Not Applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 5, 2002                       By:   /s/ Paul B. Toms, Jr.
                                                         ---------------------
                                                         Paul B. Toms, Jr.